Exhibit 12.1

HD SUPPLY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in millions, except ratio data)

	Successor(1)		Predecessor(1)
	Fiscal year ended	Period from August 30, 2007 to February 3, 2008	Period from January 29, 2007 to August 29, 2007	Fiscal year ended
	February 1, 2009			January 28, 2007	January 29, 2006	January 30, 2005 (Unaudited)
Income (loss) from continuing operations before income taxes	$(1,442)	$(231)	$141	$435	$235	$109
Add:
Interest expense	644	289	262	424	115	27
Portion of rental expense under operating leases deemed to be the equivalent of interest	65	28	41	59	20	8

Adjusted earnings	$(733)	$86	$444	$918	$370	$144

Fixed charges:
Interest expense	$644	$289	$262	$424	$115	$27
Portion of rental expense under operating leases deemed to be the equivalent of interest	65	28	41	59	20	8

Total fixed charges	$709	$317	$303	$483	$135	$35

Ratio of earnings to fixed charges(2)(3)			1.5x	1.9x	2.7x	4.1x

(1)	The Successor period from August 30, 2007 to February 3, 2008 includes 22 weeks and 4 days. The Predecessor period from January 29, 2007 to August 29, 2007 includes 30 weeks and 3 days. All other fiscal years reported include 52 weeks.
(2)	For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before provision for income taxes plus fixed charges. Fixed charges include cash and non-cash interest expense, whether expensed or capitalized, amortization of debt issuance cost, amortization of the THD Guarantee and the portion of rental expense representative of the interest factor.
(3)	For fiscal year ended February 1, 2009 and the period from August 30, 2007 to February 3, 2008, our earnings were insufficient to cover fixed charges by $1,442 million and $231 million, respectively.